FIRST FEDERAL BANCSHARES, INC.
                        Offer to Purchase for Cash up to
                       560,000 Shares of Its Common Stock
                   at a Purchase Price Not in Excess of $34.00
                         Nor Less Than $31.00 Per Share

           THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT
                   5:00 P.M., MOUNTAIN TIME, ON MAY 21, 2004,
                          UNLESS THE OFFER IS EXTENDED

To Our Clients:

     Enclosed for your consideration are the Offer to Purchase (white booklet), dated April 16, 2004, and the related Letter of Transmittal (blue form) in connection with the offer by First Federal Bancshares, Inc. to purchase up to 560,000 shares of its common stock, $0.01 par value per share, at prices not in excess of $34.00 nor less than $31.00 per share, as specified by tendering stockholders, upon the terms and subject to the conditions set forth in the Offer to Purchase and the Letter of Transmittal.

     First Federal Bancshares will determine the single per share price, not in excess of $34.00 nor less than $31.00 per share, net to the seller in cash, that it will pay for shares validly tendered pursuant to the offer, taking into account the number of shares so tendered and the prices specified by tendering stockholders. First Federal Bancshares will select the lowest purchase price that will allow it to buy 560,000 shares, or the lesser number of shares that are validly tendered at prices not in excess of $34.00 nor less than $31.00 per share. All shares properly tendered at prices at or below the purchase price and not withdrawn on or prior to the expiration date, as defined in Section 1 of the Offer to Purchase, will be purchased at the purchase price, subject to the terms and conditions of the offer, including the proration, conditional tender and odd lot provisions. See Sections 1 and 16 of the Offer to Purchase.

     Upon the terms and subject to the conditions of the offer, if at the expiration of the offer more than 560,000 shares are validly tendered at or below the purchase price and not withdrawn, First Federal Bancshares will buy shares (i) first from stockholders who owned beneficially as of the close of business on April 16, 2004, and continue to own beneficially as of the expiration date an aggregate of fewer than 100 shares who properly tender all their shares at prices at or below the purchase price, (ii) second, on a pro rata basis, from all other stockholders who properly tender at or below the purchase price and do not withdraw them prior to the expiration of the offer, other than stockholders who tender conditionally and for whom the condition is not satisfied, and (iii) third, if necessary, shares conditionally tendered, for which the condition was not satisfied, at prices at or below the purchase price selected by random lot. If any stockholder tenders all of his or her shares and wishes to avoid proration or to limit the extent to which only a potion of such shares may be purchased because of the proration provisions, the stockholder may tender shares subject to the condition that a specified minimum number of shares or none of such shares be purchased. See Sections 1, 2 and 6 of the Offer to Purchase. All shares not purchased pursuant to the offer, including shares tendered at prices greater than the purchase price and shares not purchased because of proration or because they were conditionally tendered and not accepted for purchase will be returned to the tendering stockholders at First Federal Bancshares's expense promptly following the expiration date of the offer.

     We are the owner of record of shares held for your account. Therefore, we are the only ones who can tender your shares, and then only pursuant to your instructions. We are sending you the Letter of Transmittal (blue document) for your information only; you cannot use it to tender shares
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we hold for your account. To tender your shares held by us, please complete and execute the enclosed Instruction Form (purple document).

     Please instruct us as to whether you wish us to tender any or all of the shares we hold for your account on the terms and subject to the conditions of the offer.

     We call your attention to the following:

     1. You may tender shares at prices not in excess of $34.00 nor less than $31.00 per share as indicated in the enclosed Instruction Form (purple document), net to you in cash, without interest. If you do not wish to specify a purchase price, you may indicate that you have tendered your shares at the purchase price (not greater than $34.00 nor less than $31.00) as determined by First Federal Bancshares in accordance with the terms of the offer.

     2. You may tender your shares conditioned upon First Federal Bancshares purchasing all or a minimum number of your shares. To elect such a condition, complete the box captioned "Conditional tender" in the enclosed Instruction Form.

     3. The offer is not conditioned on any minimum number of shares being tendered pursuant to the offer. The offer is, however, subject to certain other conditions as set forth in the Offer to Purchase. See
          Section 7 of the Offer to Purchase.

     4. The offer, proration period and withdrawal rights will expire at 5:00 p.m., Mountain time, on May 21, 2004, unless First Federal Bancshares extends the offer.

     5. The offer is for 560,000 shares, constituting approximately 30% of the shares outstanding as of April 16, 2004.

     6. Tendering stockholders will not be obligated to pay any brokerage commissions, solicitation fees, or, subject to Instruction 7 of the Letter of Transmittal, stock transfer taxes on First Federal Bancshares's purchase of shares pursuant to the offer.

     7. If you beneficially held, as of the close of business on April 16, 2004, an aggregate of fewer than 100 shares and you continue to beneficially own as of the expiration date of the offer an aggregate of fewer than 100 shares, and (i) you instruct us to tender on your behalf all your shares at or below the purchase price before the expiration date of the offer and (ii) complete the box captioned "Odd lots" in the enclosed Instruction Form, then First Federal Bancshares, upon the terms and subject to the conditions of the offer, will accept all your shares for purchase before proration, if any, of the purchase of other shares validly tendered at or below the purchase price.

     8. If you wish to tender portions of your shares at different prices, you must complete a separate Instruction Form for each price at which you wish to tender each portion of your shares. We must submit separate Letters of Transmittal on your behalf for each price you will accept. You cannot, however, tender the same shares at different prices.

     If you wish to have us tender any or all of your shares, please so instruct us by completing, executing, detaching and returning to us the enclosed Instruction Form. An envelope to return your Instruction Form to us is enclosed. If you authorize us to tender your shares, we will tender all your shares unless you specify otherwise on the enclosed Instruction Form.


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

     Your instruction form should be forwarded to us in ample time to permit us to submit a tender on your behalf on or before the expiration date of the offer. The offer, proration period and withdrawal rights expire at 5:00 p.m., Mountain time, on May 21, 2004, unless First Federal Bancshares extends the offer.

     As described in Section 1 of the Offer to Purchase, if more than 560,000 shares have been validly tendered at prices at or below the purchase price and not withdrawn on or prior to the expiration date, as defined in the Offer to Purchase, First Federal Bancshares will purchase properly tendered shares on the basis set forth below:

     (a) first, all shares validly tendered and not withdrawn on or prior to the expiration date by or on behalf of any stockholder who owned beneficially, as of the close of business on April 16, 2004 and continues to own beneficially as of the expiration date, an aggregate of fewer than 100 shares who:

          (1) validly tenders all of the shares at a price at or below the purchase price - partial and conditional tenders will not qualify for this preference; and

          (2) completes the box captioned "Odd lots" on the Letter of Transmittal; and

     (b) second, after purchase of all of the forgoing shares, all shares validly tendered from other stockholders who properly tender their shares at prices at or below the purchase price, and who do not withdraw them prior to the expiration of the offer, other than stockholders who tender conditionally, and for whom the condition is not satisfied, on a pro rata basis with appropriate adjustments to avoid purchases of fractional shares, as described in Sections 1 and 6 of the Offer to Purchase.

     (c) third, if necessary, shares validly and conditionally tendered at or below the purchase price and not withdrawn on or prior to the expiration date, selected by random lot in accordance with Section 6 of the Offer to Purchase.

     You may condition your tender on First Federal Bancshares purchasing a minimum number of your tendered shares. In such case, if as a result of the proration provisions in the Offer to Purchase First Federal Bancshares would purchase less than the minimum number of your shares, then First Federal Bancshares will not purchase any of your shares, except as provided in the next sentence. If so many conditional tenders would be deemed withdrawn that the total number of shares to be purchased falls below 560,000 shares, then to the extent feasible, First Federal Bancshares will select enough of the conditional tenders that would otherwise have been so withdrawn to permit First Federal Bancshares to purchase 560,000 shares. In selecting among the conditional tenders, First Federal Bancshares will select by lot and will limit its purchase in each case to the minimum number of shares designated. See Sections 1 and 6 of the Offer to Purchase.

     The offer is being made to all holders of shares. First Federal Bancshares is not aware of any jurisdiction where the making of the offer is not in compliance with applicable law. If First Federal Bancshares becomes aware of any jurisdiction where the making of the offer is not in compliance with any valid applicable law, First Federal Bancshares will make a good faith effort to comply with the law. If, after a good faith effort, First Federal Bancshares cannot comply with the law, the offer will not be made to, nor will tenders be accepted from or on behalf of, holders of shares residing in that jurisdiction. In any jurisdiction the securities or blue sky laws of which require the offer to be made by a licensed broker or dealer, the offer is being made on First Federal Bancshares's behalf by the dealer/manager or one or more registered brokers or dealers licensed under the laws of that jurisdiction.


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